                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549
                              ______________________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                     Under the Securities Exchange Act of 1934
                                (Amendment No. 1)(1)

                           First South Africa Corp., Ltd.
                                 (Name of Issuer)

                            Common Stock, $.01 par value
                           (Title of Class of Securities)

                                     G34874100
                                   (CUSIP Number)

                                 Geoffrey L. Symonds
                            Trace Capital Partners, L.L.C.
                              375 Park Avenue, 11th Floor
                               New York, New York 10152
                                    (212) 230-0400
                    (Name, address and telephone number of person
                   authorized to receive notices and communications)

                                   December 4, 1997
               (Date of event which requires filing of this statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                          (Continued on following pages)

                               (Page 1 of 12 Pages)
____________________

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                     13D
CUSIP No. G34874100                                         PAGE 2 OF 12 PAGES
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                         Trace Global Opportunities Fund, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS *
                          WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                        136,320
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER           136,320

_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                        136,320
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES *                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)          2.7

_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON *
                                        PN
_____________________________________________________________________________
     * SEE INSTRUCTIONS BEFORE FILLING OUT!


                                     13D
CUSIP No. G34874100                                   PAGE 3 OF 12 PAGES
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                         Trace Capital Partners, L.L.C.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS *
                          AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                        136,320
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        136,320
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                        136,320
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES *                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                        2.7
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON *
                                        OO
_____________________________________________________________________________
     * SEE INSTRUCTIONS BEFORE FILLING OUT!



                                     13D
CUSIP No. G34874100                                         PAGE 4 OF 12 PAGES
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                         Geoffrey L. Symonds
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS *
                          AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                        272,640
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        272,640
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                        272,640
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES *                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                        5.4
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON *
                                        IN
_____________________________________________________________________________
     * SEE INSTRUCTIONS BEFORE FILLING OUT!



                                     13D
CUSIP No. G34874100                                        PAGE 5 OF 12 PAGES
______________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                         Trace Offshore Global Opportunities Fund, Ltd.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS *
                          WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         Cayman Islands
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                        136,320
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        136,320
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                        136,320
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES *                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                        2.7
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON *
                                        CO
_____________________________________________________________________________
     * SEE INSTRUCTIONS BEFORE FILLING OUT!



                                     13D
CUSIP No. G34874100                                       PAGE 6 OF 12 PAGES
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                         Trace Capital Management, L.L.C.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS *
                          AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                   -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                   136,320
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                   -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                   136,320
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                   136,320
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES *                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                   2.7
_____________________________________________________________________________
     (14)  TYPE OF REPORTING PERSON *
                                   OO
_____________________________________________________________________________
* SEE INSTRUCTIONS BEFORE FILLING OUT!



     This Amendment No. 1 amends the statement on Schedule 13D which was filed on September 25, 1997, by the undersigned (the "Schedule 13D") with respect to the common stock, par value $0.01 (the "Common Stock"), issued by First South Africa Corp., Ltd., a Bermuda corporation (the "Company"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D. The Schedule 13D was filed in paper format pursuant to the Note to Paragraph (a)(1)(iii) of Rule 101 to Regulation S-T because the Company is a foreign private issuer. Pursuant to Rule 13d-2(c) promulgated under the Securities Exchange Act of 1934, as amended, the entire text of the Schedule 13D is restated, as amended hereby.

Item 1.     Security and Issuer.

     This Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock") issued by First South Africa Corp., Ltd., a Bermuda corporation (the "Company"), whose principal executive offices are at Clarendon House, Church Street, Hamilton HM CX, Bermuda.

Item 2.     Identity and Background.

     (a) This Schedule 13D is filed by (i) Trace Global Opportunities Fund, L.P., a Delaware limited partnership ("Trace Global"), with respect to the shares of Common Stock beneficially owned by it, (ii) Trace Capital Partners, L.L.C., a Delaware limited liability company ("Trace Partners"), with respect to the shares of Common Stock beneficially owned by Trace Global,
(iii) Trace Offshore Global Opportunities Fund, Ltd., a Cayman Islands company ("Trace Offshore"), with respect to the shares of Common Stock beneficially owned by it, (iv) Trace Capital Management, L.L.C., a Delaware limited liability company ("Trace Management"), with respect to the shares of Common Stock beneficially owned by Trace Offshore and (v) Geoffrey L. Symonds ("Symonds") with respect to the shares of Common Stock beneficially owned by Trace Global and by Trace Offshore. Symonds, Trace Global, Trace Partners, Trace Offshore and Trace Management are sometimes referred to herein as the "Reporting Persons." Trace Partners is the general partner of Trace Global. Pursuant to an investment management agreement, Trace Management is the discretionary investment manager for Trace Offshore. Symonds is the managing member of Trace Partners and Trace Management. Any disclosures made herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of Symonds, Trace Global, Trace Partners and Trace Management is 375 Park Avenue, 11th Floor, New York, New York 10152. The address of the principal business and principal office of Trace Offshore is c/o International Fund Services (Ireland), Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

     (c) The principal business of each of Trace Global and Trace Offshore is that of a private investment firm, engaging in the purchase and sale of securities for its own account. The principal business of Trace Partners is providing discretionary investment management services, including the provision of such services to Trace Global, as its general partner. The

                              PAGE 7 OF 12 PAGES


principal business of Trace Management is providing discretionary investment management services, including the provision of such services to Trace Offshore, as its investment manager. The principal occupation of Symonds is serving as the managing member of each of Trace Partners and Trace Management, the principal addresses of which are set forth in Item 2.(b) hereof.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Symonds is a United States citizen. Trace Global is a Delaware limited partnership. Each of Trace Partners and Trace Management are Delaware limited liability companies. Trace Offshore is a Cayman Islands company.

Item 3.     Source and Amount of Funds or Other Consideration.

     The net investment cost (including commissions, if any)of the shares of Common Stock beneficially owned by Trace Global is $1,055,314.25. The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by Trace Offshore is $1,055,314.25.

     The shares of Common Stock beneficially owned by each of Trace Global and Trace Offshore were purchased with their respective working capital.

Item 4.     Purpose of Transaction.

     The purpose of the acquisition of the shares of Common Stock by Trace Global and Trace Offshore is for investment. Each may make further purchases of shares of Common Stock from time to time and may dispose of any or all of the shares of Common Stock owned by it at any time. None of the Reporting Persons has any plans which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Although the Reporting Persons may, at any time and from time to time, formulate plans or proposals with respect to any of such matters, they have no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

     (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 5,026,393 shares outstanding, which is the total number of shares of Common Stock outstanding as of December 4, 1997 according to oral information provided to the Reporting Persons by the issuer.

                             PAGE 8 OF 12 PAGES


As of the close of business on December 9, 1997:

     (i) Trace Global owns beneficially 136,320 shares of Common Stock, constituting approximately 2.7%(1) of the shares of Common Stock outstanding.

     (ii) Trace Partners owns directly no shares of Common Stock. By reason of the provisions of Rule 13d-3 promulgated by the Commission pursuant to the Act, Trace Partners may be deemed to own beneficially the 136,320 shares of Common Stock (constituting approximately 2.7%(1) of the shares of Common Stock outstanding), beneficially owned by Trace Global.

     (iii) Trace Offshore owns beneficially 136,320 shares of Common Stock, constituting approximately 2.7%(1) of the shares of Common Stock outstanding.

     (iv) Trace Capital owns directly no shares of Common Stock. By reason of the provisions of Rule 13d-3 promulgated by the Commission pursuant to the Act, Trace Capital may be deemed to own beneficially the 136,320 shares of Common Stock (constituting approximately 2.7%(1) of the shares of Common Stock outstanding), beneficially owned by Trace Offshore.

     (v) Symonds owns directly no shares of Common Stock. By reason of the provisions of Rule 13d-3 promulgated by the Commission pursuant to the Act, Symonds may be deemed to own beneficially the 272,640 shares of Common Stock (constituting approximately 5.4%(1) of the shares of Common Stock outstanding), beneficially owned by Trace Global and Trace Offshore.

     (b) (i) Trace Global has the power to vote and dispose of the 136,320 shares of Common Stock beneficially owned by it, which may be exercised by Trace Partners, as its general partner, and by Symonds as the managing member of Trace Partners.

     (ii) Trace Offshore has the power to vote and dispose of the 136,320 shares of Common Stock beneficially owned by it, which may be exercised by Trace Management, as its investment manager, and by Symonds as the managing member of Trace Management.



______________________
     (1) The Company also has approximaely 1,822,500 shares of Class B Common Stock outstanding. Each share of Class B Common Stock entitles the holder thereof to five votes but is otherwise identical to the Common Stock. The Class B Common Stock is not registered under the Act. If the Class B Common Stock were deemed to be of the same class as the Common Stock for purposes of Section 13(d) of the Act and the rules promulgated pursuant thereto, the Reporting Persons other than Mr. Symonds would be deemed to beneficially own 2% of such class and Mr. Symonds would be deemed to beneficially own 4% of such class, assuming, in each case, no exercise of warrants exercisable for Common Stock by persons other than the Reporting Persons.

                             PAGE 9 OF 12 PAGES


     (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to December 4, 1997 until December 4, 1997 by Trace Global and Trace Offshore are as follows. Pursuant to an exchange offer extended by the Company (the "Exchange Offer"), 2 shares of Common Stock would be obtained in exchange for (i) 3 Class A Warrantes and 3 Class B Warrants or (ii) 5 Class A Warrants. Each of Trace Global and Trace Offshore exchanged a total of 34,200 Class A Warrants and 34,200 Class B Warrants for 22,800 shares of Common Stock and a total of 71,800 Class A Warrants for 28,720 shares of Common Stock. During such period, the other Reporting Persons did not enter into any transactions in the Common Stock.

     (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.

     (e)     Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7.     Material to be Filed as Exhibits.

     The following is being filed as an exhibit to this Schedule 13D:

Exhibit 1: A written agreement relating to the filing of joint acquisition statements as required pursuant to Rule 13d-1(f)(1) promulgated by the Commission pursuant to the Act.














                             PAGE 10 OF 12 PAGES


                              SIGNATURES



After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  December 9, 1997           TRACE GLOBAL OPPORTUNITIES FUND, L.P.

                                   By:  TRACE CAPITAL PARTNERS, L.L.C.
                                   Its:     General Partner

                                   By:  /s/ Geoffrey L. Symonds
                                   Name:     Geoffrey L. Symonds
                                   Its:     Managing Member


                                   TRACE CAPITAL PARTNERS, L.L.C.

                                   By:    /s/ Geoffrey L. Symonds
                                   Name:     Geoffrey L. Symonds
                                   Its:     Managing Member


                                   TRACE OFFSHORE GLOBAL OPPORTUNITIES
                                     FUND, LTD.


                                   By:    /s/ Marian Fitzpatrick
                                   Name:     Marian Fitzpatrick
                                   Its:     Director

                                   TRACE CAPITAL MANAGEMENT, L.L.C.

                                   By:    /s/ Geoffrey L. Symonds
                                   Name:     Geoffrey L. Symonds
                                   Its:     Managing Member


                                          /s/ Geoffrey L. Symonds
                                             Geoffrey L. Symonds

                                  Exhibit 1

                         JOINT ACQUISITION STATEMENT
                         PURSUANT TO RULE 13d-1(f)(1)

     The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  September 23, 1997         TRACE GLOBAL OPPORTUNITIES FUND, L.P.

                                   By:  TRACE CAPITAL PARTNERS, L.L.C.
                                   Its:     General Partner

                                   By:  /s/ Geoffrey L. Symonds
                                   Name:     Geoffrey L. Symonds
                                   Its:     Managing Member


                                   TRACE CAPITAL PARTNERS, L.L.C.

                                   By:    /s/ Geoffrey L. Symonds
                                   Name:     Geoffrey L. Symonds
                                   Its:     Managing Member


                                   TRACE OFFSHORE GLOBAL OPPORTUNITIES
                                       FUND, LTD.


                                   By:    /s/ Marian Fitzpatrick
                                   Name:     Marian Fitzpatrick
                                   Its:     Director

                                   TRACE CAPITAL MANAGEMENT, L.L.C.

                                   By:    /s/ Geoffrey L. Symonds
                                   Name:     Geoffrey L. Symonds
                                   Its:     Managing Member


                                          /s/ Geoffrey L. Symonds
                                             Geoffrey L. Symonds